Exhibit 99.1

SCHEDULE “A

POET Technologies Inc. Head Office: Suite 501, 121 Richmond St. W Toronto, ON, M5H 2K1	Operations Office: P.O. Box 555 Storrs-Mansfield, CT 06268
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies announces appointment of Chief Operating Officer (“COO”)

Toronto, ON, and Storrs, CT, April 27, 2015 — POET Technologies Inc. (TSX-V: PTK and OTCQX: POETF) — developer of the planar opto-electronic technology (“POET”) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer — is extremely pleased to announce the appointment of Dr. Subhash Deshmukh as COO of the Company. Dr. Deshmukh will commence his new position on June 8, 2015 to give him time to fulfill his duties with his current employer.

Most recently, Dr. Deshmukh has been Vice President of Emerging Technologies and Products at Applied Materials, Inc. (Nasdaq: AMAT).  Prior to rejoining Applied Materials, he served as Vice President and General Manager of the Plasma Products Business Unit as well as Vice President of Business Development for Varian Semiconductor Equipment Associates Inc. (Nasdaq: VSEA). Varian Semiconductor was acquired by Applied Materials in November 2011. Before moving to Varian Semiconductor, Dr. Deshmukh served as General Manager of the Dielectric Etch Products Division of Applied Materials.  He previously served in a number of executive and management positions with increasing responsibility at Applied Materials, Lam Research, and AMI Semiconductors.  Dr. Deshmukh holds a PhD in Chemical Sciences, has authored and co-authored over 55 technical articles and has been granted over 27 patents, with several patents pending.

In making the announcement, Mr. Copetti, interim CEO and Executive Co-Chairman commented: “We are very pleased to have Subhash join the Company due to his proven track record in leading technology companies, both in technology development and strategies to create sustainable revenues. Subhash’s appointment marks another crucial step in the Company’s succession plan as it moves towards monetizing the POET process”.

Dr. Deshmukh commented: “I see tremendous potential with POET Technology’s innovative approach to combining Si based IC’s with III-V materials based optical components on the same chip that could revolutionize the mobility, telecommunications/networking, large data management, and other technology sectors.  I am very excited to be part of the team to drive this innovation into the market”.

Stephane Gagnon, who has been serving as COO, has agreed to stay on and help the Company through a period of transition in senior management.  Mr. Copetti added: “I would like to thank Stephane for his hard work and tireless efforts during the time he served as COO of the Company.  Stephane was a key member in laying the foundation for the Company’s current direction”.

Dr. Deshmukh was granted 1,500,000 options to purchase common shares of the Company. The options may be exercised at a price of CAD $1.62 per share for a term of 5 years from the effective date of his employment (the “Effective Date”), expiring on April 24, 2020.  The option terms were determined based on current market price in accordance with the TSX Venture Exchange Policies and Company’s Stock Option Plan (the “Plan”) and the options will vest as follows: 250,000 options on the first anniversary of the Effective Date; 416,666 options on the second anniversary; and 416,667 options on each of the third and fourth anniversary.

About POET Technologies Inc.

POET Technologies is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer. With its head office in Toronto, Ontario, Canada, and operations in Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory.  The Company has several issued and patents pending for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones. The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”.  For more information please visit our website at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

By:	/s/ Michel J. Lafrance
Name:	Michel J. Lafrance
Title:	Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869

Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward -looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook.  Such statements include Dr. Deshmukh’s comments regarding the potential with POET Technology’s innovative approach to combining Si based IC’s with III-V materials based optical components on the same chip that could revolutionize the mobility, telecommunications/networking, large data management, and other technology sectors.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.